                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)(1)

                       Frontier Adjusters of America, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    359050101
                                 (Cusip Number)

                                Joseph L. Getraer
                            c/o Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 5, 1999
                      (Date of Event which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 15 Pages)

--------

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 2 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          United Financial Adjusting Company
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  /_/
                                                                    (b)  /x/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                 WC and AF (WC of the Progressive Corporation)
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             |_|

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                 Ohio
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

      NUMBER OF                        (See Item 5)
                    ------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                        (See Item 5)
                    ------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING
                                       (See Item 5)
       PERSON       ------------------------------------------------------------
        WITH             10        SHARED DISPOSITIVE POWER
                                       (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              5,258,513  (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                         /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 3 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Netrex Holdings L.L.C.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /_/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             /_/

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
      NUMBER OF                         (See Item 5)
                    ------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY                       (See Item 5)
       OWNED BY     ------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING                         (See Item 5)
                    ------------------------------------------------------------
       PERSON            10        SHARED DISPOSITIVE POWER
        WITH                            (See Item 5)
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4. (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       HC
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 4 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS  (ENTITIES ONLY)
          Netrex Corp.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  /_/
                                                                      (b)  /x/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             /_/

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                 Delaware
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                                   (See Item 5)
      NUMBER OF     ------------------------------------------------------------
        SHARES           8    SHARED VOTING POWER
                                    (See Item 5)
     BENEFICIALLY   ------------------------------------------------------------
       OWNED BY          9    SOLE DISPOSITIVE POWER
                                   (See Item 5)
         EACH       ------------------------------------------------------------
      REPORTING          10   SHARED DISPOSITIVE POWER
        PERSON                      (See Item 5)
         WITH
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4. (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /_/

--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 5 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Duck Pond Corp.
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /_/
                                                                        (b)  /x/

--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                            /_/

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER

      NUMBER OF                          (See Item 5)
--------------------------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                          (See Item 5)
--------------------------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING
                                         (See Item 5)
--------------------------------------------------------------------------------
        PERSON           10        SHARED DISPOSITIVE POWER
         WITH
                                         (See Item 5)
--------------------------------------------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4. (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 6 of 15 pages
--------------------------------------------------------------------------------
1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Michael C. Pascucci
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)   /_/
                                                                     (b)   /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                             /_/

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
      NUMBER OF                          (See Item 5)
                    ------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY                        (See Item 5)
       OWNED BY     ------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING                          (See Item 5)
                   -------------------------------------------------------------
        PERSON           10        SHARED DISPOSITIVE POWER
         WITH
                                         (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4.
            (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                           Page 7 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Christopher S. Pascucci
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /_/
                                                                        (b)  /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               /_/

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
      NUMBER OF                           (See Item 5)
                    ------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY                         (See Item 5)
       OWNED BY     ------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING                           (See Item 5)
                    ------------------------------------------------------------
        PERSON           10        SHARED DISPOSITIVE POWER
         WITH                             (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4. (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                      58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

CUSIP NO. 359050101                                          Page 8 of 15 pages
--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Ralph P. Pascucci
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  /_/
                                                                        (b)  /x/
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(d) or 2(e)                                               /_/
--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   United States
--------------------------------------------------------------------------------
                         7         SOLE VOTING POWER
      NUMBER OF                           (See Item 5)
--------------------------------------------------------------------------------
        SHARES           8         SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                           (See Item 5)
--------------------------------------------------------------------------------
         EACH            9         SOLE DISPOSITIVE POWER
      REPORTING                           (See Item 5)
--------------------------------------------------------------------------------
        PERSON           10        SHARED DISPOSITIVE POWER
         WITH                             (See Item 5)
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             5,258,513 - Beneficial Ownership disclaimed pursuant to Rule 13d-4. (See Item 5)
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           /_/
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                       58.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

Item 1.       Security and Issuer.

     This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") relates to the shares of Common Stock, par value $.01 per share (the "Common Stock'), of Frontier Adjusters of America, Inc., an Arizona corporation (the "Issuer"). This Amendment No. 4 is filed by the Reporting Persons (defined in Item 2) to reflect changes in the identity of certain Reporting Persons resulting from changes in the ownership structure of United Financial Adjusting Company, an Ohio corporation ("UFAC") and amends Items 2, 4, 5, 6 and 7 (as they relate to UFAC) of the Statement on Schedule 13D (the "Initial Schedule 13D"), filed jointly with the Securities and Exchange Commission by The Progressive Corporation ("Progressive") and UFAC on December 9, 1998, and amended by Amendment No. 1 filed on May 4, 1999, Amendment No. 2 filed on July 7, 1999 and Amendment No. 3 filed on November 18, 1999 ("Amendment No. 3").

Item 2.       Identity and Background.

     This statement is filed jointly by the following parties (collectively, the "Reporting Persons"): (i) UFAC, (ii) Netrex Holdings L.L.C., a Delaware limited liability company ("Netrex Holdings"), by virtue of its ownership of all of the outstanding capital stock of UFAC, (iii) Netrex Corp., a Delaware corporation ("Netrex Corp."), the sole manager of the business operations and affairs of Netrex Holdings, (iv) Duck Pond Corp., a Delaware corporation ("Duck Pond"), by virtue of its ownership of all of the outstanding capital stock of Netrex Corp., (v) Michael C. Pascucci, as a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond, (vi) Christopher S. Pascucci, as President, a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond and (vii) Ralph P. Pascucci, as Vice President, Treasurer, Secretary, a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond. The principal business and office address of each of UFAC and Netrex Holdings is 747 Alpha Drive, Highland Heights, Ohio 44143. The principal business and office address of each of Netrex Corp. and Duck Pond Corp. is 270 South Service Road, Melville, New York 11747. Each of Michael C. Pascucci, Christopher S. Pascucci and Ralph P. Pascucci, maintain a business office at 270 South Service Road, Melville, New York 11747.

     UFAC is a wholly owned subsidiary of Netrex Holdings that provides claim and administrative services to insurance carriers, managing general agents and large self-insured companies. UFAC is also a majority shareholder of a vehicle inspection company and a claims software company. Netrex Holdings is a holding company whose sole asset is all of the outstanding common stock of UFAC. Netrex Corp's principal business is the management of the operations and affairs of Netrex Holdings. Duck Pond's principal business is that of a manager and member of various investment partnerships and other entities. Each of Michael C. Pascucci, Christopher S. Pascucci and Ralph P. Pascucci is principally involved in the business of investing for profit in securities and various other assets, including investment through various investment partnerships and other entities.

     Set forth in Appendix A hereto are the names, residence or business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director of UFAC, Netrex Corp., Duck Pond, and


                               Page 9 of 15 pages

     Michael C. Pascucci, Christopher S. Pascucci and Ralph P. Pascucci. Each such person is a citizen of the United States.

     During the last five years, none of the Reporting Persons or any of the persons named in Appendix A (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 4.    Purpose of Transaction.

     Pursuant to a Contribution Agreement dated October 1, 1999 (the "Contribution Agreement") between Progressive and Netrex L.L.C., a New York limited liability company ("Netrex L.L.C."), on November 5, 1999 (i) Progressive contributed (the "Contribution") all of the common stock of UFAC to Netrex Holdings, in exchange for 51.3% of the outstanding units of Netrex Holdings, and (ii) Netrex L.L.C. was issued the remaining outstanding units of Netrex Holdings. As a result of the Contribution, UFAC was transferred from a wholly owned subsidiary of Progressive to a wholly owned subsidiary of Netrex Holdings. Netrex Holdings is governed by an Operating Agreement dated November 5, 1999 (the "Operating Agreement") between Progressive and Netrex L.L.C. pursuant to which the business operations and affairs of Netrex Holdings are managed by Netrex Corp. Netrex Corp. is an affiliate of Netrex L.L.C. and may only be removed as manager of Netrex Holdings by unanimous consent of all of the members of Netrex Holdings. The foregoing summary of certain terms of the Contribution Agreement and the Operating Agreement is qualified in its entirety by reference to such agreements, copies of which were filed as Exhibits to Amendment No. 3 to this Schedule 13D.

     UFAC acquired the shares of Common Stock reported herein as being beneficially owned by it for investment purposes. Depending upon market conditions and other factors that the Reporting Persons may deem material to their respective investment decisions, the Reporting Persons may merge or combine the business operations of the Issuer and UFAC, which would result in the issuance of additional securities of the Issuer to Netrex Holdings. Except for the foregoing, to the best knowledge of the Reporting Persons, none of the Reporting Persons or entities named in Item 2 or any person identified on Appendix A has any plans or proposals which relate to, or could result in the occurrence of any of the events referred to in Paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Reporting Persons intend to periodically evaluate the performance of the Issuer and of the Issuer's management as well as market conditions and other factors which the Reporting Persons deem relevant to their investment, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5.    Interest in Securities of the Issuer.

      (a) The aggregate percentage of outstanding shares of Common Stock reported owned by each Reporting Person is based upon 8,957,560 shares of Common Stock


                              Page 10 of 15 pages
      outstanding as of November 12, 1999, as reported in the Issuer's quarterly report on Form 10-Q, filed November 12, 1999.

            (i) UFAC may be deemed to beneficially own 5,258,513 shares of Common Stock representing 58.7% of the outstanding shares of Common Stock.

            (ii) Each of (i) Netrex Holdings, as owner of all of the outstanding Common Stock of UFAC, (ii) Netrex Corp., as the sole manager of the business operations and affairs of Netrex Holdings, (iii) Duck Pond Corp., by virtue of its ownership of all of the outstanding capital stock of Netrex, (iv) Michael C. Pascucci, as a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond, (v) Christopher
      S. Pascucci, as President, a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond and (vi) Ralph P. Pascucci, as Vice President, Secretary, Treasurer, a Director and record and beneficial owner of one-third of the outstanding stock of Duck Pond may be deemed, by the provisions of Rule 13d-3 of the Exchange Act, to be the beneficial owner of the 5,258,513 shares of Common Stock owned by UFAC. Such shares of Common Stock constitute approximately 58.7% of the shares of outstanding Common Stock of the Issuer. Other than UFAC, each of the Reporting Persons disclaims beneficial ownership of these securities and their filing of this Schedule 13D shall not be deemed an admission that they are beneficial owners or have voting or dispositive power over such securities for any purposes under the Act.

            Except as otherwise described herein, the Reporting Persons, and to the best knowledge of the Reporting Persons, any person identified on Annex A hereto, do not beneficially own any securities of the Issuer.

      (b) Together, the Reporting Persons may be deemed to share voting and dispositive power over the shares of Common Stock of the Issuer described in Item 5(a). Other than UFAC, each of the Reporting Persons disclaims beneficial ownership of these securities and their filing of this Schedule 13D shall not be deemed an admission that they are beneficial owners or have voting or dispositive power over such securities for any purposes under the Act.

      (c) Except as described herein, none of the Reporting Persons nor any of the persons identified in Appendix A have effected any transaction in the Common Shares in the past 60 days.

      (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares described in Item 5(a). Netrex Holdings, as the owner of all of the outstanding capital stock of UFAC, has the ability to direct UFAC's receipt of dividends from, or the proceeds from the sale of all such shares.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      All of the information regarding the Contribution Agreement and the Operating Agreement set forth in Item 4 of this Amendment No. 4 is incorporated in this Item 6 by reference.

Item 7.    Material to be Filed as Exhibits.

      Exhibit 1. Joint Filing Agreement dated as of November 22, 1999, by and among the Reporting Persons.


                              Page 11 of 15 pages

                                   Signatures

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

 Dated:  November 22, 1999                  United Financial Adjusting Company

                                            By: /s/ Troy Huth
                                            Name: Troy Huth
                                            Title: President


                                            Netrex Holdings L.L.C.
                                            By: Netrex Corp., Manager


                                            By: /s/ Christopher S. Pascucci
                                            Name: Christopher S. Pascucci
                                            Title: President

                                            Netrex Corp.


                                            By: /s/ Christopher S. Pascucci
                                            Name: Christopher S. Pascucci
                                            Title: President


                                            Duck Pond Corp.


                                            By: /s/ Christopher S. Pascucci
                                            Name: Christopher S. Pascucci
                                            Title: President


                                            /s/ Michael C. Pascucci
                                            Michael C. Pascucci


                                            /s/ Christopher S. Pascucci
                                            Christopher S. Pascucci


                                            /s/ Ralph P. Pascucci
                                            Ralph P. Pascucci



                               Page 12 of 15 pages